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                                                                     Exhibit 1.2



LETTER OF RESIGNATION


The Board of Directors
eChex Worldwide Corp.

Dated:   April 1,2004


Dear Sirs,

Attached is the SEC notice of acceptance confirming the 10 QSB filing for eChex Worldwide Corporation for the period ending March 31, 2004. In accordance with our understanding of the duties specifically in my charge, that being the completion of the quarterly filing, I hereby tender my resignation as the Director of eChex Worldwide Corp. (the "Company") with effect from the date on the attached acceptance notice.

I confirm that I have no claim against the Company whether in respect of remuneration, severance payments, pensions, expenses or compensation for loss of office or in any other respect whatsoever.



Yours faithfully,



/s/ Michael Manion
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Michael Manion